United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ormat Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686688102

(CUSIP Number)

Nobuomi Iokamori

World Trade Center Building SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku

Tokyo 105-5135, Japan

Telephone: +81-3-6777-3537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688102	13D	Page 1 of 3 Pages

1	Names of Reporting Persons ORIX Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,238,577
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,238,577
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,238,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person CO

CUSIP No. 686688102	13D	Page 2 of 3 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 to the statement on Schedule 13D (the “Amendment”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Ormat Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 6140 Plumas Street, Reno, Nevada, 89519-6075.

This Amendment is being filed solely for the purpose of amending the Reporting Person’s percentage ownership of the Issuer’s Common Stock following the completion of an underwritten secondary offering by the Issuer on November 21, 2022, pursuant to which the Reporting Person sold 3,750,000 shares of Common Stock (the “Offering”).

This Amendment amends and supplements the Schedule 13D originally filed by the Reporting Person (as defined below) on July 26, 2017, as amended by Amendment No. 1 filed by the Reporting Person on April 14, 2020, and as further amended by Amendment No. 2 filed by the Reporting Person on November 27, 2020. Unless otherwise defined herein, capitalized terms shall have the meaning given to them in the Original Schedule 13D.

Item 2.	Identity and Background.

The Amendment is being filed by ORIX Corporation (the “Reporting Person”), a Japanese corporation. The business address of the Reporting Person is World Trade Center Building, South Tower, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-5135, Japan. The Reporting Person is principally engaged in the business of providing diversified global financial services.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person (collectively, the “Related Persons”) are set forth on Schedule A hereto.

During the last five years, neither the Reporting Person nor the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

This Amendment supplements Item 4(a) as follows:

Underwriting Agreement

On November 16, 2022, in connection with the Offering, the Reporting Person entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters listed therein (the “Underwriters”) and the Issuer, pursuant to which the Reporting Person agreed to sell 3,750,000 shares of the Common Stock at an offering price of $90.00 per share (or $87.75 net of underwriting discounts). In addition, the Reporting Person granted the Underwriters a 30-day option to purchase an additional 562,500 shares of Common Stock. The Reporting Person completed the Offering on November 21, 2022.

Lock-up Agreement

In connection with the Offering, the Reporting Person agreed with the Underwriters, subject to specified exceptions, not to, and not to cause its direct or indirect affiliates to, offer, pledge or sell or otherwise transfer any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock, for a period of 180 days after November 16, 2022, except with the prior written consent of the Underwriters (the “Lock-up Agreement”).

References to and descriptions of the Underwriting Agreement and Lock-up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which has been filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The Reporting Person has sole voting and dispositive power over 7,238,577 shares of Common Stock, representing 12.9% of the outstanding shares of Common Stock. Calculations of the percentage of shares of Common Stock beneficially owned is based on 56,085,468 shares of Common Stock issued and outstanding as of November 11, 2022, as reported in the Issuer’s prospectus supplement, dated November 16, 2022. The Reporting Person is a publicly traded company with common stock listed on the Tokyo Stock Exchange and American depositary shares listed on the New York Stock Exchange. The directors of the Reporting Person are listed on Annex A hereto.

(c)	Not applicable.

(d)	None.

(e)	Not applicable.

CUSIP No. 686688102	13D	Page 3 of 3 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference into this Item 6. This Amendment further supplements Item 6 as follows:

Amendment to Registration Rights Agreement

On November 16, 2022, in connection with the Offering, the Reporting Person and the Issuer entered into a first amendment to that certain registration rights agreement, dated May 4, 2017 (such amendment, the “Registration Rights Agreement Amendment”), that among other things, requires the Issuer to file a shelf registration statement on Form S-3 or Form S-1, or a post-effective amendment or prospectus supplement to any then effective registration statement in order to permit a public offering and the sale of shares of common stock held by the Reporting Person after the closing of the Offering. The Issuer is required to keep such shelf registration statement available for a period of three years after its initial effectiveness subject to right to the Issuer’s right to suspend its availability for up to 120 days (and no more than 90 consecutive days) in any calendar year. The Reporting Person may, at any time, request an underwritten shelf takedown for shares of common stock withheld by it; provided, that the market value of such shares to be sold pursuant to the underwritten shelf takedown have a market value of at least $100 million at the time of the demand. The Reporting Person may exercise such demand rights twice (with the Offering accounting for one such demand); provided that the Reporting Person will be entitled to exercise such demand registration rights a third time in the event the Issuer includes shares for its own account in an offering pursuant to either of the first two demands. The Reporting Person has agreed with the Issuer, subject to limited exceptions, not to sell transfer its shares for a period of 180 days following the Offering and has agreed to waive its preemptive rights during that period. The Issuer agreed to pay all fees and expenses in connection with the registration of the shares of common stock pursuant to the Registration Rights Agreement, except for any underwriting fees, commissions and discounts, transfer taxes and legal fees incurred by the Reporting Person.

The foregoing description of the Registration Rights Agreement Amendment is qualified in its entirety by reference to the complete text of the Registration Rights Agreement Amendment, a copy of which has been filed as an exhibit hereto and incorporated by reference herein.

Governance Agreement

Pursuant to the Governance Agreement, dated May 4, 2017, by and between the Issuer and the Reporting Person, the Reporting Person was required to use its reasonable best efforts to cause two of the directors nominated by the Reporting Person (“Investor Directors”) to tender his or her resignations, unless a majority of the directors other than Investor Directors agree in writing that such Investor Directors shall not be required to resign. A majority of the members of the Issuer’s board of directors (other than Investor Directors) agreed that no Investor Director would be required to resign following the Offering. Accordingly, such directors will continue to serve on the Issuer’s board of directors at least until its 2023 annual meeting of stockholders.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit Number	Description

4	Underwriting Agreement, dated November 16, 2022, between Ormat Technologies, Inc., BofA Securities, Inc. and J. P. Morgan Securities LLC, as representatives of the several underwriters listed therein, and ORIX Corporation (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on November 18, 2022).

5	Lock-up Agreement, dated as of November 16, 2022, by and between ORIX Corporation and Ormat Technologies, Inc. (incorporated by reference to Exhibit A of the Underwriting Agreement filed as Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on November 18, 2022).

6	Registration Rights Agreement Amendment, dated as of November 16, 2022, by and between Ormat Technologies Inc. and ORIX Corporation (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 18, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2022

ORIX Corporation

By:	/s/ Hidetake Takahashi
Name:	Hidetake Takahashi
Title:	Managing Executive Officer

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth below. The business address of each individual is c/o ORIX Corporation, World Trade Center Building, SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-5135, Japan.

Directors

Name	Present Principal Occupation or Employment	Citizenship

Makoto Inoue	Director, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit of ORIX Corporation	Japan

Shuji Irie	Director, Senior Managing Executive Officer, Head of Investment and Operation Headquarters of ORIX Corporation	Japan

Satoru Matsuzaki	Director, Senior Managing Executive Officer, Head of Corporate Business Headquarters of ORIX Corporation, Chairman, ORIX Auto Corporation, Chairman, ORIX Rentec Corporation	Japan

Yoshiteru Suzuki	Director, Senior Managing Executive Officer of ORIX Corporation, President and Chief Executive Officer, ORIX Corporation USA	Japan

Stan Koyanagi	Director, Managing Executive Officer, Global General Counsel, Responsible for Legal and Compliance Headquarters of ORIX Corporation	USA

Michael Cusumano

Outside Director and Independent Director of ORIX Corporation

Deputy Dean, Faculty of Management, Sloan School of Management, Massachusetts Institute of Technology

Professor, Faculty of Management, Sloane School of Management at Massachusetts Institute of Technology

Outside Director, Multitude SE

USA

Sakie Akiyama

Outside Director and Independent Director of ORIX Corporation

Founder, Saki Corporation

Outside Director, Sony Corporation

Outside Director, JAPAN POST HOLDINGS Co., Ltd.

Outside Director, Mitsubishi Corporation

Japan

Hiroshi Watanabe	Outside Director and Independent Director of ORIX Corporation President, Institute for International Monetary Affairs Outside Director, Mitsubishi Materials Corporation	Japan

Aiko Sekine

Outside Director and Independent Director of ORIX Corporation

Professor, Waseda University, Faculty of Commerce

Member of the Nominating Committee, International Federation of Accountants

Trustee, International Valuation Standards Council

Advisor, Japanese Institute of Certified Public Accountants

Outside Audit and Supervisory Board Member, Sumitomo Riko Company Limited

Outside Audit and Supervisory Board Member, IHI Corporation

Japan

Chikatomo Hodo	Outside Director and Independent Director of ORIX Corporation Outside Director, Konica Minolta Inc. Outside Director, Mitsubishi Chemical Holdings Corporation	Japan

Noriyuki Yanagawa	Outside Director and Independent Director of ORIX Corporation Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo	Japan

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship

Yasuaki Mikami	Managing Executive Officer	Japan

Hidetake Takahashi	Managing Executive Officer	Japan

Hitomaro Yano	Executive Officer	Japan

Toyonori Takahashi	Executive Officer	Japan

Yasuhiro Tsuboi	Executive Officer	Japan

Michio Minato	Executive Officer	Japan

Tetsuya Kotera	Executive Officer	Japan

Eiji Arita	Executive Officer	Japan

Seiichi Miyake	Executive Officer	Japan

Tomoko Kageura	Executive Officer	Japan

Nobuki Watanabe	Executive Officer	Japan

Hiroyuki Ido	Executive Officer	Japan

Kiyoshi Habiro	Executive Officer	Japan

Ryujiro Tokuma	Executive Officer	Japan

Hao Li	Executive Officer	Hong Kong

Toshinari Fukaya	Group Managing Executive	Japan

Hiroko Yamashina	Group Executive	Japan

Yuji Kamiyauchi	Group Executive	Japan

Takaaki Nitanai	Group Executive	Japan

Nobuhisa Hosokawa	Group Executive	Japan